CHINA FRUITS CORPORATION

Fu Xi Technology & Industry Park,

Nan Feng County

Jiang Xi Province, P. R. China

October 31, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	China Fruits Corp.
Form 8-K
Filed October 30, 2013
File No. 0-22373

Dear Mr. Steve Lo,

If you have any questions regarding Form 8-K filed by China Fruits Corp. on October 30, 2013, please feel free to contact Mr. R. Chris Cottone as follows:

R. Chris Cottone, CPA

Greentree Financial Group Inc.

Address: 7951 SW 6th Street, Suite 216

Plantation, FL 33324

Telephone: (954) 424-2345

Facsimile: (954) 424-2230

Email: chriscottone@gtfinancial.com

Sincerely,

By:	/s/ Chen, Quanlong
Chen, Quanlong
President and Chairman